# STATEMENT OF INVESTMENTS

**Dreyfus Premier New Jersey Municipal Bond Fund, Inc.**

**March 31, 2007 (Unaudited)**

| Long-Term Municipal Investments--105.1% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New Jersey--98.5%** | | | | |
| Atlantic County Utilities Authority, Solid Waste System Revenue | 7.00 | 3/1/08 | 1,230,000 | 1,253,099 |
| Atlantic County Utilities Authority, Solid Waste System Revenue | 7.13 | 3/1/16 | 13,250,000 | 13,749,392 |
| Bayonne Redevelopment Agency, Revenue (Royal Caribbean Project) | 5.38 | 11/1/35 | 4,120,000 | 4,309,808 |
| Bordentown Sewer Authority, Revenue (Insured; FGIC) | 5.38 | 12/1/20 | 3,880,000 | 4,096,116 |
| Camden (Insured; FSA) | 0.00 | 2/15/12 | 4,385,000 | 3,648,057 |
| Camden County Improvement Authority, Health Care Redevelopment Project Revenue (Cooper Health System Obligated Group Issue) | 5.25 | 2/15/20 | 4,545,000 | 4,793,339 |
| Carteret Board of Education, COP (Insured; MBIA) | 6.00 | 1/15/10 | 440,000 [a] | 471,702 |
| Delaware River and Bay Authority, Revenue (Insured; MBIA) | 5.00 | 1/1/27 | 3,220,000 | 3,380,453 |
| East Orange (Insured; FSA) | 0.00 | 8/1/10 | 4,240,000 | 3,755,580 |
| East Orange (Insured; FSA) | 0.00 | 8/1/11 | 2,500,000 | 2,129,825 |
| East Orange Board of Education, COP, LR (Insured; FSA) | 0.00 | 2/1/21 | 685,000 | 384,374 |
| East Orange Board of Education, COP, LR (Insured; FSA) | 0.00 | 2/1/26 | 745,000 | 330,616 |
| East Orange Board of Education, COP, LR (Insured; FSA) | 0.00 | 2/1/28 | 2,345,000 | 948,834 |
| Essex County Improvement Authority, LR (County Correctional Facility Project) (Insured; FGIC) | 6.00 | 10/1/10 | 10,000,000 [a] | 10,781,500 |
| Gloucester Township Municipal Utilities Authority, Sewer Revenue (Insured; AMBAC) | 5.65 | 3/1/18 | 2,530,000 | 2,807,339 |
| Hudson County Improvement Authority, Harrison Stadium Land Acquisition Special Obligation Revenue (Harrison Redevelopment Project) | | | | |

| | | | | |
|---|---|---|---|---|
| (Insured; MBIA) | 0.00 | 12/15/34 | 3,000,000 | 867,120 |
| Hudson County Improvement Authority, LR (County Services Building Project) (Insured; AMBAC) | 5.00 | 4/1/35 | 2,500,000 | 2,630,400 |
| Jersey City (Insured; FSA) | 0.00 | 5/15/10 | 4,745,000 | 4,230,073 |
| Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC) | 6.00 | 10/1/08 | 1,575,000 | 1,629,700 |
| Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC) | 6.00 | 10/1/08 | 915,000 | 947,181 |
| Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC) | 0.00 | 9/1/20 | 3,745,000 | 2,146,746 |
| Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC) | 0.00 | 9/1/22 | 4,740,000 | 2,482,054 |
| New Jersey | 6.00 | 5/1/10 | 3,695,000 [a] | 3,951,137 |
| New Jersey (Insured; MBIA) | 6.00 | 7/15/10 | 7,400,000 | 7,945,010 |
| New Jersey Economic Development Authority, Cigarette Tax Revenue | 5.75 | 6/15/29 | 2,500,000 | 2,704,425 |
| New Jersey Economic Development Authority, Department of Human Services Composite Revenue (Division of Developmental Disabilities) | 6.25 | 7/1/24 | 1,295,000 | 1,397,655 |
| New Jersey Economic Development Authority, Department of Human Services Composite Revenue (Division of Mental Health Services) | 6.10 | 7/1/17 | 3,320,000 | 3,563,456 |
| New Jersey Economic Development Authority, District Heating and Cooling Revenue (Trigen-Trenton District Energy Company L.P. Project) | 6.20 | 12/1/07 | 515,000 | 516,493 |
| New Jersey Economic Development Authority, District Heating and Cooling Revenue (Trigen-Trenton District Energy Company L.P. Project) | 6.20 | 12/1/10 | 4,040,000 | 4,079,996 |
| New Jersey Economic Development Authority, EDR (American Airlines, Inc. Project) | 7.10 | 11/1/31 | 1,085,000 | 1,086,769 |

| | | | | |
|---|---|---|---|---|
| New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project) | 5.88 | 6/1/18 | 2,750,000 | 2,980,587 |
| New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project) | 5.50 | 6/1/21 | 1,920,000 | 2,050,157 |
| New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project) | 6.00 | 6/1/25 | 1,000,000 | 1,093,610 |
| New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project) | 5.25 | 6/1/32 | 350,000 | 372,207 |
| New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village Project) | 5.50 | 1/1/18 | 2,950,000 | 3,005,076 |
| New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village Project) | 5.50 | 1/1/25 | 3,000,000 | 3,045,960 |
| New Jersey Economic Development Authority, First Mortgage Revenue (The Evergreens) | 6.00 | 10/1/17 | 650,000 | 659,659 |
| New Jersey Economic Development Authority, First Mortgage Revenue (The Evergreens) | 6.00 | 10/1/22 | 700,000 | 710,402 |
| New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA) | 0.00 | 7/1/20 | 3,350,000 | 1,933,654 |
| New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA) | 0.00 | 7/1/21 | 2,620,000 | 1,444,799 |
| New Jersey Economic Development Authority, Retirement Community Revenue (Seabrook Village, Inc. Facility) | 5.25 | 11/15/26 | 1,700,000 | 1,727,506 |
| New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC) | 0.00 | 1/1/12 | 1,000,000 | 835,790 |
| New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC) | 0.00 | 1/1/13 | 1,000,000 | 802,570 |
| New Jersey Economic Development Authority, Revenue (Hillcrest | | | | |

| | | | | |
|---|---|---|---|---|
| Health Service System Project) (Insured; AMBAC) | 0.00 | 1/1/15 | 3,250,000 | 2,401,685 |
| New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC) | 0.00 | 1/1/17 | 5,000,000 | 3,385,000 |
| New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC) | 0.00 | 1/1/18 | 2,500,000 | 1,617,600 |
| New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC) | 0.00 | 1/1/20 | 6,500,000 | 3,830,450 |
| New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC) | 0.00 | 1/1/22 | 6,000,000 | 3,230,940 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC) | 6.73 | 6/15/18 | 10,000,000 [b,c] | 10,608,400 |
| New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project) | 6.25 | 9/15/19 | 5,000,000 | 5,164,550 |
| New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project) | 6.25 | 9/15/29 | 2,000,000 | 2,069,140 |
| New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC) | 6.00 | 6/15/10 | 2,425,000 [a] | 2,599,333 |
| New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC) | 6.13 | 6/15/10 | 7,535,000 [a] | 8,104,947 |
| New Jersey Economic Development Authority, Waste Paper Recycling Revenue (Marcal Paper Mills Inc. Project) | 6.25 | 2/1/09 | 2,885,000 | 2,884,683 |
| New Jersey Educational Facilities Authority, Revenue (Fairleigh Dickenson University Issue) | 6.00 | 7/1/20 | 2,535,000 | 2,810,047 |
| New Jersey Educational Facilities Authority, Revenue (Public Library Project) (Insured; AMBAC) | 5.00 | 9/1/22 | 5,500,000 | 5,781,820 |
| New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; | | | | |

| | | | | |
|---|---|---|---|---|
| FGIC) | 5.75 | 7/1/10 | 15,405,000 a | 16,409,714 |
| New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; FGIC) | 4.25 | 7/1/34 | 4,000,000 d | 3,880,320 |
| New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; MBIA) | 5.00 | 7/1/14 | 8,750,000 a | 9,452,887 |
| New Jersey Educational Facilities Authority, Revenue (Stevens Institute of Technology Issue) | 5.38 | 7/1/34 | 2,500,000 | 2,652,975 |
| New Jersey Environmental Infrastructure Trust | 5.25 | 9/1/10 | 4,070,000 a | 4,319,491 |
| New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue) | 6.00 | 7/1/12 | 3,000,000 | 3,235,230 |
| New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue) | 6.25 | 7/1/17 | 5,000,000 | 5,534,100 |
| New Jersey Health Care Facilities Financing Authority, Revenue (Capital Health System Obligated Group Issue) | 5.75 | 7/1/23 | 3,000,000 | 3,225,840 |
| New Jersey Health Care Facilities Financing Authority, Revenue (General Hospital Center at Passaic, Inc. Obligated Group Issue) (Insured; FSA) | 6.75 | 7/1/19 | 550,000 | 672,656 |
| New Jersey Health Care Facilities Financing Authority, Revenue (Saint Barnabas Health Care System Issue) (Insured; MBIA) | 0.00 | 7/1/23 | 2,280,000 | 1,149,211 |
| New Jersey Health Care Facilities Financing Authority, Revenue (Saint Barnabas Health Care System Issue) (Insured; MBIA) | 0.00 | 7/1/23 | 3,220,000 | 1,620,433 |
| New Jersey Health Care Facilities Financing Authority, Revenue (Saint Elizabeth Hospital Obligated Group Issue) | 6.00 | 7/1/14 | 2,500,000 | 2,560,900 |
| New Jersey Health Care Facilities Financing Authority, Revenue (Saint Elizabeth Hospital Obligated Group Issue) | 6.00 | 7/1/20 | 3,120,000 | 3,194,849 |
| New Jersey Higher Education Assistance Authority, Student Loan Revenue (Insured; MBIA) | 6.13 | 6/1/17 | 330,000 | 339,801 |
| New Jersey Highway Authority, Revenue (Garden State Parkway) | 6.00 | 1/1/19 | 6,645,000 | 7,837,844 |

| | | | | |
|---|---|---|---|---|
| New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA) | 5.75 | 4/1/18 | 1,650,000 | 1,684,320 |
| New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA) | 5.30 | 4/1/26 | 1,480,000 | 1,489,561 |
| New Jersey Housing and Mortgage Finance Agency, MFHR (Insured: AMBAC and FHA) | 5.65 | 5/1/40 | 5,250,000 | 5,378,100 |
| New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA) | 5.70 | 5/1/20 | 2,640,000 | 2,754,470 |
| New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA) | 5.75 | 5/1/25 | 895,000 | 929,654 |
| New Jersey Housing and Mortgage Finance Agency, Multi-Family Revenue (Insured; FGIC) | 5.00 | 11/1/36 | 800,000 | 818,440 |
| New Jersey Housing and Mortgage Finance Agency, SFHR | 5.25 | 10/1/37 | 2,500,000 | 2,635,050 |
| New Jersey Transit Corporation, Lease Purchase Agreement, COP (Raymond Plaza East, Inc.) (Insured; FSA) | 6.50 | 4/1/07 | 3,945,000 [a] | 3,984,726 |
| New Jersey Transit Corporation, Master Lease Agreement, COP, Federal Transit Administration Grants (Insured; AMBAC) | 5.75 | 9/15/10 | 5,000,000 [a] | 5,337,300 |
| New Jersey Transportation Trust Fund Authority (Transportation System) | 5.48 | 6/15/09 | 25,500,000 [b,c] | 26,308,860 |
| New Jersey Transportation Trust Fund Authority (Transportation System) | 5.00 | 6/15/20 | 4,000,000 | 4,229,960 |
| New Jersey Transportation Trust Fund Authority (Transportation System) | 5.50 | 12/15/23 | 7,000,000 | 8,052,310 |
| New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; FSA) | 5.00 | 6/15/20 | 2,500,000 | 2,665,200 |
| New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA) | 7.50 | 12/15/11 | 9,000,000 [a,b,c] | 9,896,580 |
| New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA) | 7.50 | 12/15/11 | 8,000,000 [a,b,c] | 8,796,960 |
| New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA) | 7.00 | 6/15/12 | 2,255,000 | 2,609,621 |
| New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA) | 7.00 | 6/15/12 | 3,745,000 | 4,314,764 |

| | | | | |
|---|---|---|---|---|
| New Jersey Turnpike Authority, Turnpike Revenue | 6.50 | 1/1/16 | 60,000 | 68,986 |
| New Jersey Turnpike Authority, Turnpike Revenue | 6.50 | 1/1/16 | 160,000 | 185,336 |
| New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA) | 6.50 | 1/1/16 | 1,000,000 | 1,156,380 |
| New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA) | 6.50 | 1/1/16 | 1,210,000 | 1,401,604 |
| New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA) | 6.50 | 1/1/16 | 3,520,000 | 4,065,741 |
| New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA) | 6.50 | 1/1/16 | 17,935,000 | 20,775,007 |
| North Jersey District Water Supply Commission, Sewer Revenue (Wanaque South Project) (Insured; MBIA) | 6.00 | 7/1/19 | 2,000,000 | 2,286,140 |
| Port Authority of New York and New Jersey (Consolidated Bonds, 121st Series) (Insured; MBIA) | 5.38 | 10/15/35 | 14,950,000 | 15,222,838 |
| Port Authority of New York and New Jersey, Special Obligation Revenue (JFK International Air Terminal LLC Project) (Insured; MBIA) | 6.25 | 12/1/15 | 5,000,000 | 5,801,900 |
| South Jersey Transportation Authority, Transportation System Revenue (Insured; FGIC) | 5.00 | 11/1/33 | 2,500,000 | 2,634,500 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds | 6.75 | 6/1/13 | 1,790,000 [a] | 2,085,887 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds | 7.00 | 6/1/13 | 10,630,000 [a] | 12,525,967 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds | 5.75 | 6/1/32 | 7,580,000 | 8,114,921 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds | 4.75 | 6/1/34 | 11,000,000 | 10,382,570 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds | 5.00 | 6/1/41 | 16,000,000 | 15,622,400 |
| Union County Improvement Authority, Revenue | | | | |

| | | | | |
|---|---|---|---|---|
| (Correctional Facility Project) | 5.00 | 6/15/22 | 3,155,000 | 3,310,920 |
| Union County Utilities Authority, Solid Waste Revenue (Ogden Martin Systems of Union, Inc.) (Insured; AMBAC) | 5.38 | 6/1/20 | 4,990,000 | 5,108,912 |
| University of Medicine and Dentistry of New Jersey (Insured; AMBAC) | 5.50 | 12/1/27 | 15,425,000 | 16,684,914 |
| West Orange Board of Education, COP (Insured; MBIA) | 6.00 | 10/1/09 | 500,000 [a] | 533,235 |
| **U.S. Related--6.6%** | | | | |
| Guam Waterworks Authority, Water and Wastewater System Revenue | 6.00 | 7/1/25 | 1,000,000 | 1,096,960 |
| Puerto Rico Commonwealth (Insured; MBIA) | 5.65 | 7/1/15 | 2,000,000 | 2,231,960 |
| Puerto Rico Commonwealth, Public Improvement | 5.25 | 7/1/32 | 5,000,000 | 5,357,150 |
| Puerto Rico Commonwealth, Public Improvement (Insured; FGIC) | 5.50 | 7/1/29 | 7,850,000 | 9,322,032 |
| Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; AMBAC) | 5.25 | 7/1/38 | 6,000,000 | 7,049,520 |
| Puerto Rico Housing Bank and Finance Agency, SFMR (Affordable Housing Mortgage Subsidy Program) (Insured: FHLMC, FNMA and GNMA) | 6.25 | 4/1/07 | 270,000 [a] | 270,016 |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note | 6.50 | 10/1/10 | 3,000,000 [a] | 3,300,510 |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note | 6.38 | 10/1/19 | 2,000,000 | 2,177,040 |
| **Total Investments** (cost $461,395,234) | | | **105.1%** | **488,914,294** |
| **Liabilities, Less Cash and Receivables** | | | **(5.1%)** | **(23,894,502)** |
| **Net Assets** | | | **100.0%** | **465,019,792** |

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $55,610,800 or 12.0% of net assets.

c Collateral for floating rate borrowings.

d Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |